SEALE AND BEERS, CPAs
PCAOB & CPAB REGISTERED AUDITORS
www.sealebeers.com

November 30, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Seale and Beers, CPAs was previously principal accountant for North Horizon, Inc.  (the "Company") and have not rendered any opinion or reviewed the consolidate financials statements.  Effective October 21, 2009, we were dismissed from the Company as principal accountants.  We have read the Company's statements included its Form 8-K/A dated November 20, 2009, and we agree with such statements contained therein.

We cannot confirm or deny the appointment of Pritchett Siler and Hardy, CPA or that Prichart Siler and Hardy, CPAs was consulted regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered.

Sincerely,

/s/ Seale and Beers, CPAs

Seale and Beers, CPAs
Las Vegas, NV